SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                 AMENDMENT NO. 1


   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)


                          CHARYS HOLDING COMPANY, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)


                                   161420 10 4
                                 (CUSIP Number)



                                BILLY V. RAY, JR.
                                   MELISSA RAY
         1117 PERIMETER CENTER WEST, SUITE N 415, ATLANTA, GEORGIA 30338
                                 (678) 443-2300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box [_] .


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

-------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Billy  V.  Ray,  Jr.  and  Melissa  Ray
-------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [_]
                                                                           (b)  [_]

-------------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------------
   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO  (Promissory  Note)
-------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS
          2(d) or 2(e)                                                          [_]

-------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
-------------------------------------------------------------------------------------
      NUMBER OF     7      SOLE VOTING POWER
       SHARES              None
    BENEFICIALLY   ------------------------------------------------------------------
      OWNED BY      8      SHARED VOTING POWER
        EACH               2,185,150 shares of the common stock of the Issuer and
      REPORTING            1,000,000 shares of the Series A preferred stock of
       PERSON              the Issuer.  The Reporting Person shares voting power
        WITH               with  his  wife, Melissa Ray
                   ------------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER
                           None
                   ------------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER
                           2,185,150 shares of the common stock of the Issuer and
                           1,000,000 shares of the Series A preferred stock of
                           the Issuer. The Reporting Person shares dispositive
                           power with his wife, Melissa Ray
-------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,185,150 shares of the common stock of the Issuer and 1,000,000 shares of the Series A preferred stock of the Issuer
-------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                     [_]
-------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.62%  of  the  common stock of the Issuer and 52.63% of the preferred stock of the  Issuer
-------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
-------------------------------------------------------------------------------------


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
ITEM 1.  SECURITY  AND  ISSUER.

     This statement relates to the common stock of Charys Holding Company, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1117 Perimeter Center West, Suite N 415, Atlanta, Georgia 30338. The Issuer was formerly known as "Spiderboy International, Inc."

ITEM 2.  IDENTITY  AND  BACKGROUND.

     Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this amended Schedule 13D is hereby filed by Billy V. Ray, Jr., an individual (the "Reporting Person") and his wife, Melissa Ray. The Reporting Person's and his wife's business address is 1117 Perimeter Center West, Suite N 415, Atlanta, Georgia 30338. The Reporting Person is a director and Chief Executive Officer of the Issuer. The shares which are the subject of this amended Schedule 13D are evidenced by certificates in the name of the Reporting Person ad his wife, Melissa Ray.

     During the last five years, neither the Reporting Person nor his wife (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person and his wife, Melissa Ray, are citizens of the United States of America.

     As previously reported on a Schedule 13D filed on March 10, 2004, on February 27, 2004, the Reporting Person, Richard Schmidt ("Schmidt"), the Issuer and Janet Risher ("Risher") executed that certain Stock Purchase Agreement, pursuant to which the Reporting Person agreed to purchase 21,851,503 shares of common stock of the Issuer and 1,000,000 shares of the Series A preferred stock of the Issuer from Risher and Schmidt. All of the shares acquired by the Reporting Person bear a legend restricting their disposition as required by the Securities Act of 1933, as amended. The purchase price for the 21,851,503 shares of the common stock and the 1,000,000 shares of the Series A preferred stock (the total number sold pursuant to the Stock Purchase Agreement), consisted of $250,000 paid pursuant to a Promissory Note, dated February 27, 2004, and attached as an exhibit to the Schedule 13D filed on March 10, 2004. The shares described in this amended Schedule 13D were originally issed solely in the name of the Reporting Person. However, the shares were reissued in the name of the Reporting Person and his wife, Melissa Ray, as joint tenants with rights of survivorship.

     The Reporting Person bought the shares of the common stock and the Series A preferred stock as an investment and used the Promissory Note, for the purchase. The Promissory Note was secured by a Stock Pledge Agreement, dated February 27, 2004 and attached as an exhibit to the Schedule 13D filed on March 10, 2004. Pursuant to the Stock Pledge Agreement, the Reporting Person granted to Schmidt and Risher a security interest in the 21,851,503 shares of the common stock and the 1,000,000 shares of the Series A preferred stock acquired by the Reporting Person pursuant to the Stock Purchase Agreement, as collateral to secure the payment of the Promissory Note.

     The shares of the common stock of the Issuer purchased by the Reporting Person from Ms. Risher and Mr. Schmidt were the subject of a one for 10 reverse split of the common stock of the Issuer as a result of the change of domicile of the Issuer on June 25, 2004. Consequently, the 21,851,503 shares of the Issuer's common stock held by the Reporting Person were changed into 2,185,150 shares. The 1,000,000 shares of the Series A preferred stock of the Issuer held by the Reporting Person were not affected by the reverse split of the common stock.

     On all matters submitted to a vote of the Issuer's stockholders, including, without limitation, the election of directors, a holder of shares of the Series A preferred stock is entitled to the number of votes on such matters equal to the number of shares of the Series A preferred stock held by such holder multiplied by 250. Holders of shares of the Series A preferred stock do not have the right to convert their shares of the Series A preferred stock into shares of the Issuer's common stock. Each share of the Series B and Series C preferred stock of the Issuer is convertible on a one share of common stock for each share of preferred stock surrendered for conversion, and has voting rights equal to one share of common stock of the Issuer. As a result of the voting rights pertaining to the Series A preferred stock held by the Reporting Person, he has the power to vote 250,000,000 shares of the Issuer's common stock, which number exceeds the total number of shares of the Issuer's common stock currently outstanding, without taking into account the 2,185,150 shares of the common stock of the Issuer currently held by the Reporting Person. Consequently, the Reporting Person has the voting control of the Issuer.

     The Stock Purchase Agreement was subsequently amended on May 25, 2004 and August 16, 2005. As a result of the August 16, 2005 amendment, the Stock Purchase Agreement was deemed to have closed and the title to all of the shares covered thereby was transferred to the Reporting Person, effective as of February 27, 2004, subject to his continuing obligation to pay for the shares, pursuant to a Second Amended Promissory Note. The shares continue as security for the note as provided in that certain Amended and Restated Stock Pledge Agreement dated August 16, 2005.

     Copies of the Second Amendment to Stock Purchase Agreement as of August 16, 2005, the Second Amended Promissory Note and the Amended and Restated Stock Pledge Agreement resulting from such amendment on August 16, 2005 are attached as exhibits to this amended Schedule 13D. The Stock Purchase Agreement as amended and restated on May 25, 2004 was filed as an exhibit to the Issuer's Form 8-K/A on June 1, 2004.

     The Stock Purchase Agreement between Ms. Risher, Mr. Schmidt and the Reporting Person contains a requirement that for so long as the Reporting Person owns the shares of the Issuer's common stock purchased thereunder, he agrees to vote his shares to not increase the number of directors to more than 11 members and to elect or retain as directors Richard Mangiarelli and John Jordan for a period of three years from the date of the Stock Purchase Agreement.

ITEM 3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     See  Item  2,  above.

ITEM 4.  PURPOSE  OF  TRANSACTION.

     The Reporting Person and Melissa Ray acquired their interest in the Issuer solely for investment purposes. Following the consummation of the stock purchase transaction, the Reporting Person was elected a director and Chief Executive Officer of the Issuer. In such capacities, the Reporting Person has the power of influencing the management of the Issuer as to various business and corporate matters.

     The Reporting Person and Melissa Ray have no present plans or proposals that relate to or that would result in any of the following actions:

     1. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     3. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     4. Any material change in the present capitalization or dividend policy of the Issuer;

     5. Any other material change in the Issuer's business or corporate structure;

     6. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     7. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     8. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     9.   Any  action  similar  to  any  of  those  enumerated  above.

ITEM 5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person and Melissa Ray may be deemed to be the beneficial owners of 2,185,150 shares of the common stock of the Issuer, which constitute approximately 26.62 percent of the outstanding shares of the common stock of the Issuer and 1,000,000 shares of the preferred stock of the Issuer, which constitute 52.63 percent of the preferred stock of the Issuer. The preferred shares are not convertible into common shares of the Issuer, however, each preferred share has the same voting rights as 250 shares of the common stock of the Issuer. As a result, the Reporting Person and Melissa Ray have the power to vote 252,851,150 shares of the common stock of the Issuer which number exceeds the total issued and outstanding shares of Issuer's common stock. The Reporting Person and Melissa Ray have the joint power to vote and to dispose of all shares of the common and preferred stock of the Issuer owned by them directly.

     Other than the transactions described in Items 3 and 4 above, there have been no transactions in the common stock of the Issuer by the Reporting Person and Melissa Ray during the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as stated herein, to the best knowledge of the Reporting Person and Melissa Ray, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, Melissa Ray and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     EXHIBIT NO.                              IDENTIFICATION OF EXHIBIT
----------------  ------------------------------------------------------------------------------------

          1       Second Amended Stock Purchase Agreement between Janet Risher, Richard F. Schmidt and
                  Billy V. Ray, Jr., dated August 16, 2005.
          2       Second Amended Promissory Note dated August 16, 2005, by Billy V. Ray, Jr., as the
                  Maker, and Janet Risher and Richard F. Schmidt, as the Payee.
          3       Amended and Restated Stock Pledge Agreement dated August 16, 2005, by Billy V. Ray,
                  Jr., as the Debtor, and Janet Risher and Richard F. Schmidt, as the Secured Party.


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                         Dated:  November  23,  2005


                                         ---------------------------------------
                                         BILLY  V.  RAY,  JR.


                                         ---------------------------------------
                                         MELISSA RAY